UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 04.032.433/0001-80
Company Registry (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET
Change of Independent Auditors

  Rio de Janeiro, April 16, 2009.

Contax (Bovespa: CTAX3 and CTAX4; OTC: CTXNY), in compliance with paragraph 1 of  Article  28 of  CVM  Instruction  308/99,  hereby  informs  the  market  that  Deloitte Touche Tohmatsu Auditores Independentes, inscribed in the roll of corporate   taxpayers (CNPJ/MF) under no. 49.928.567/0002-00, will replace BDO Trevisan Auditores  Independentes,  inscribed in  the  roll of  corporate  taxpayers  (CNPJ/MF) under  no.  52.803.244/0002-97, as  the  Company’s  independent  auditors  for  fiscal   year 2009.

The change in independent auditors was strictly due to commercial reasons, there being absolutely nothing to discredit the services provided by BDO Trevisan Auditores Independentes to the Company.

In order to further comply with the above-mentioned Instruction, we are obtaining the consent of BDO Trevisan Auditores Independentes with regard to said change.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S/A

  In agreement,

José Luiz de Souza Gurgel
Partner – Accounting Association (CRC RJ) no.: 087339/O-4
BDO Trevisan Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.